Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

June 23, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXPOSES EXCELLENT GRADES AT TOPIA AG-PB-ZN MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that ongoing underground development at the Company’s 100% owned Topia Mine in Durango, Mexico continues to expose high grade silver, gold, lead and zinc mineralization along strike and to depth on several of the veins that are currently being mined.

Underground development on the Don Benito vein, accessed from Dos Amigos ramp to the 1505 level, has opened 81 metres of continuous vein on the east side of the Terror Fault. Development to the east of the Terror Fault, along the first 41 metres of strike returned 693g/t silver, 1.95g/t gold, 10.03% lead, and 6.87% zinc with an average width of 0.56 metres. This is contiguous with a thicker portion of the Don Benito vein along 27 meters of strike that returned 709g/t silver, 1.87g/t gold, 9.02% lead, and 10.13% zinc with an average width of 1.23 metres. Finally, contiguous to the east, (present eastern extent of development), a section of 13 metres in strike length returned 646g/t silver, 4.06g/t gold, 7.30% lead, and 11.15% zinc with an average width of 0.32 metres. Development to the west of the Terror Fault on the 1505 level was previously reported along 60 metres of strike and returned 272g/t silver, 3.62% lead, and 5.80% zinc over an average width of 0.49 metres. Development along the Don Benito vein is continuing (see plan and longitudinal maps on the Company web-site).

From a review of historic maps, and re-mapping of old workings, the Don Benito vein is open from the 1585 level upward to at least the 1700 level (old workings from the 1700 to 1800 meter levels along with several Penoles core holes with high grade silver and lead) and, considering the recent underground drilling along Don Benito from the 1500 level, it is open downwards to at least the 1450 level. This implies a vertical extent of at least 250 metres. The known strike extent of Don Benito is approximately 300-350 metres.

Development along the second level (1695m) at the Argentina vein has produced excellent results over 220 meters. From the far western extent of the development there is 160 meters of strike which returned 872g/t silver, 0.35g/t gold, 7.90% lead, and 4.04% zinc over an average width of 0.55 meters. Further east along the Argentina vein on level 2 a second section (extending to the east extent of development) of 43 meters of strike returned 872g/t silver, 0.35g/t gold, 7.90% lead, and 4.04% zinc over an average width of 0.55 meters (see plan and longitudinal maps on the Company web-site).

Development along level 2 is continuing, as the decline ramp is being driven to connect level 2 to level 3. The Company is particularly pleased with the continuity of vein width and grade as displayed by the Level 2 development, which supports the continuity displayed by the deeper portions of the Argentina vein in surface drilling along 600 meters of strike (see Great Panther news release June 2, 2008).

Underground development and exploitation is presently taking place on eight mineralized vein structures on the Topia Mine property. This includes initial development and stoping along the Don Benito vein,

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

continued development along the Recompensa, Argentina, Madre, Cantarranas, La Dura, and Animas veins and commencement of development along the San Gregorio vein.

Analysis of the mine samples are done on site, with check assays performed by SGS Minerals Services, in their Durango, Mexico facilities. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.